Exhibit 12.1

LodgeNet Entertainment Corporation and Subsidiaries

Statement Regarding Computation of Ratios (Unaudited)
(Dollar amounts in thousands)

Computation of Coverage of Fixed Charges

	2003	2002	2001	2000	1999

Net loss	$(35,052)	$(29,126)	$(26,408)	$(39,014)	$(36,428)
Add:
Provision for income taxes	459	550	689	325	370
Add fixed charges (1):
Interest	34,239	33,037	30,306	27,809	27,210
Amortization of debt costs	1,831	2,001	1,178	1,589	1,488
Amortization of debt discount	104	147	190	215	215
Interest portion of rentals	219	198	179	158	145

Earnings available to cover fixed charges	1,800	6,807	6,134	(8,918)	(7,000)
Less fixed charges	36,393	35,383	31,853	29,771	29,058

Deficiency in the coverage of fixed charges	$(34,593)	$(28,576)	$(25,719)	$(38,689)	$(36,058)

(1)	Fixed charges consist of interest on all indebtedness, including amortization of debt issuance expense and capitalized interest, and one-third of rental expense (which is estimated to represent the interest portion thereof).